SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 14f

              NOTICE OF ARRANGEMENT REGARDING ELECTION OF DIRECTORS
                                WITHOUT A MEETING




Pursuant to Section 14(f) of the Securities Exchange Act of 1934

Date of Designation: 10 days after the date of filing of this Notice and transmittal thereof to the Registrant's shareholders.

Commission File number:  000-33031

                              THE LINK GROUP, INC.
                             ----------------------
             (Exact name of registrant as specified in its charter)

Colorado                                                     84-1263981
-------------------------------------                        ----------
State or Other Jurisdiction                                 (I.R.S. Employer
of incorporation or organization)                           Identification
                                                            Number)

789 West Pender Street, Suite 950, Vancouver, B.C., Canada V6C 1H2
------------------------------------------------------------------
(Address of principal Executive Offices          Zip Code)

Registrant's telephone number, including area code: (604) 632-9638

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF


VOTING SHARES OUTSTANDING

As of April 12, 2002, there were 53,351,301 voting shares of the Registrant's common stock outstanding (including shares authorized to be issued), its only class of voting securities, each share entitling the holder thereof to one vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following persons are known by the Registrant to own or control beneficially more than five percent of its outstanding $.001 par value common stock, its only class of voting stock. The table below also sets forth the total number of shares of the Registrant's outstanding voting stock owned by its officers and directors and by persons designated to become directors:

                                                         Number of                         Percent
                                                        Shares Owned                       of Class
Name and Address of                                     Beneficially                        After
Beneficial Owner                                        and of Record                      Purchase
                                                                                          Transaction
--------------------                                    ------------                     --------------

Xin Net Corp. (5)                                       15,370,675                            28.8%
#950-789 W. Pender Street
Vancouver, B.C. Canada V6C 1H2

Maurice Tsakok (5)(6)                                   15,370,675                            28.8%
#950-789 W. Pender Street
Vancouver, B.C. Canada V6C 1H2

Ernest Cheung (1)(5)(6)                                 15,370,675                            28.8%
#950-789 W. Pender Street
Vancouver, B.C. Canada V6C 1H2

Justin Kwei (1)(2)(6)                                   16,100,000                            30.2%
#950-789 W. Pender Street                               (includes 2,000,000
Vancouver, B.C. Canada V6C 1H2                          owned by spouse)

Katherine Kwei (7)                                      16,100,000                            30.2%
#950-789 W. Pender Street                               (includes 14,100,000
Vancouver, B.C. Canada V6C 1H2                          owned by spouse)


Simon Woo Tak Wong (2)(4)                               8,300,000                             15.6%
#950-789 W. Pender Street                               (includes 2,000,000
Vancouver, B.C. Canada V6C 1H2                          owned by spouse)

Ying Man Chan (8)                                       8,300,000                             15.6%
#950-789 W. Pender Street                               (includes 6,300,000
Vancouver, B.C. Canada V6C 1H2                          owned by spouse)

Wilson Yim (4)                                          5,400,000                             10.1%
#950-789 W. Pender Street                               (includes 2,000,000
Vancouver, B.C. Canada V6C 1H2                          owned by spouse)

Suzanne Yim (9)                                         5,400,000                             10.1%
#950-789 W. Pender Street                               (includes 3,400,000
Vancouver, B.C. Canada V6C 1H2                          owned by spouse

Patrick Chan                                            4,000,000                             7.5%
#950-789 W. Pender Street
Vancouver, B.C. Canada V6C 1H2

Hoi Yin Der                                             3,700,000                             6.9%
#950-789 W. Pender Street
Vancouver, B.C. Canada V6C 1H2

(1)  Officer
(2)  Newly appointed Director
(3)  Resigning Director
(4)  Proposed Director
(5)  XIN NET Corp. is beneficially controlled by Ernest Cheung and Maurice
     Tsakok who are members of the Board of Directors and officers of XIN NET
     Corp.
(6)  Director
(7)  Spouse of Justin Kwei
(8)  Spouse of Ying Man Chan
(9)  Spouse of Wilson Yim


Officers and Directors as a group                       31,470,675                            59%
before appointment of new Directors

Officers & Directors as a group                         45,170,675                            84.6
after appointment of new Directors


CHANGES IN CONTROL OF REGISTRANT

     On March 4, 2002, the Company completed a Share Purchase Agreement with shareholders of ProtectServe Pacific, LTD. (PSP) under which The Link Group, Inc. acquired 100% of the issued and outstanding stock of PSP in exchange for 37,500,000 shares of common stock of Registrant.

                        DIRECTORS AND EXECUTIVE OFFICERS

        The current Directors and Executive officers of Registrant are:

         Justin Kwei                  President, Director
         Ernest Cheung                Secretary/Treasurer, Director
         Maurice Tsakok               Director


LEGAL PROCEEDINGS

     No current officer or director or future director, officer, or affiliate of the Registrant, five percent holder of any class of voting securities of the Registrant, nor any associate of the above, is a party adverse to the Registrant in any legal action. There are no legal actions invovling Registrant as of date of this report.


                                   MANAGEMENT



     IDENTIFICATION OF DIRECTORS TO BE APPOINTED WITHOUT SHAREHOLDER MEETING

     Upon ten days after the filing of this Form 14f and mailing of this Notice to Shareholders, Wilson Yim and Simon Wong will be appointed as directors.

         The persons nominated to be new directors of the Registrant, and their ages, are as follows:

                  NAME                                                AGE
                  ----                                                ---

                  Justin Kwei (Mr. Kwei has already                   48
                  been appointed as Director)

                  Wilson Yim                                          46

                  Simon Wong                                          49

BUSINESS EXPERIENCE

     The following is a brief account of the business experience during at least the past five years of the persons designated to be new directors of the Registrant, (including recently appointed Director, Justin Kwei, indicating the principal occupation and employment during that period by each, and the name and principal business of the organizations by which they were employed.

     Justin Kwei, aged 48, President, is a founder and Chief Executive Officer of Protectserve Pacific Ltd and Director of Infotech Networks and Cabling Ltd. (2000 to date). He is responsible for the overall corporate management and business development of the Group. He has over 22 years of extensive business marketing and management experience in IT industry. Prior to the existing position with Protectserve, he held many senior sales management positions with multinational companies. He was North Asia Commercial Director for SITA Information Networking Computing B.V. from 1996 to 2001. He was Greater China Director of Sales for Anixter Inc from 1990 to 1996. He also held key sales positions with major IT vendors including Digital Equipment Corp ( now Compaq ), Data General and Cable & Wireless in the 1980s. He received a Bachelor of Administration and MBA from University of Ottawa, Ontario in 1996 and 1998 respectively. In January 2001, he was accredited as Honorary Consul of Republic of Rwanda for Hong Kong SAR and Macau SAR.

     Wilson Yim, age 46, is the Chief Technology Officer of Protectserve Pacific Ltd. and Director of Infotech Networks and Cabling Ltd. He has over 20 years extensive IT development and project management experience covering all aspects of the development cycle from analysis and specifications, support and facilities management. From 1998 to 2000, he was Managing Director of Web Net H.K. Ltd, a leading e-commerce company specializing on the development of internet, intranet and web-hosting applications. From 1990 to 1998, he was Technical Director for Suntech Ltd, a RF and VCD manufacturer in Hong Kong. From 1980 to 1990, he was Chief Technology Officer for Anocomtech ATM Ltd, a Toronto listed company manufacturing and marketing personal computer across Canada. He received a Technologist High Diploma from Senecca College of Applied Science & Technology in 1979.

     Simon Woo Tak Wong, age 49 is a founder and Managing Director of Infotech Networks and Cabling Ltd. He was appointed as the Director and Chief Operating Officer of Protectserve Pacific Ltd. since January 2002. He has over 25 years IT experience, including 18 years with IBM Asia Pacific Group. He held many key technical positions in their telecommunication division before the establishment of Infotech in 1998. He has been experienced many large scale networks and cabling projects including Hong Kong Chek Lap Kok Airport, Hospitals, Container Port and Intelligent Building. He was graduate from Hong Kong Technical Institute with Higher Diploma in Electronics.

         No appointee for a director position has been subject of any civil regulatory proceeding or any criminal proceeding in the past five years.

TRANSACTIONS WITH MANAGEMENT AND OTHERS

     Except those listed below, there were no transactions or series of transactions during the Registrant's last fiscal year or the current fiscal year, or any currently proposed transactions or series of transactions of the remainder of the fiscal year, in which the amount involved exceeds $60,000 and in which to the knowledge of the Registrant, any director, executive officer, nominee, future director, five percent shareholder, or any member of the immediate family of the foregoing persons, have or will have a direct or indirect material interest, except as explained below. In addition, none of the foregoing persons have been indebted to the Registrant during such periods in an amount exceeding $60,000.

     The Company has accepted a subscription agreement from XIN NET Corp. for a private placement of $600,300 for 14,500,000 common shares and 10,875,000 special warrants convertible into 10,875,000 post consolidation common shares on or before January 31, 2004. An option to purchase an additional 7,500,000 post consolidation common shares for $300,000 until February 15, 2002 was also granted to XIN NET Corp.

     In the acquisition of ProtectServe Pacific LTD., reported in Item 3 below, a total of 37,500,000 shares of common stock was issued to:

        Justin Kwei             14,100,000
        Katherine Kwei          2,000,000
        Simon Woo Tak Wong      6,300,000
        Ying Man Chan           2,000,000
        Wilson Yim              3,400,000
        Suzanne Yim             2,000,000
        Patrick Chan            4,000,000
        Hoi Yin Der             3,700,000

     These individuals now own a total of 70.3% of the Company. XIN NET now owns 28.8% of the Company or 15,370,675 shares post reverse split.


COMMITTEES OF THE BOARD OF DIRECTORS

         The Registrant has no standing audit, nominating and compensation committees of the Board of Directors, or committees performing similar functions, nor does it propose to have the same following the appointment of the new directors.

MEETINGS OF THE BOARD OF DIRECTORS

         There were irregular meetings of the Registrant's Board of Directors during the current fiscal year and during the past fiscal year, as necessary.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     During the Registrant's the current fiscal year, the compensation of executive officers and directors of the Registrant from the Registrant is as follows: The Company accrued no compensation to the executive officers as a group for services rendered to the Company in all capacities during the fiscal year to date. No compensation was paid pursuant to a plan, no other type of compensation was paid, no director received compensation, and no termination of employment and change of control arrangements were implemented other than those set forth herein.


SUMMARY COMPENSATION TABLE OF EXECUTIVES

                                                               CASH COMPENSATION                       SECURITY GRANTS
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                             ALL
                                                                      OTHER ANNUAL  RESTRICTED   SECURITIES    LONG TERM    OTHER
             NAME AND                                                 COMPENSATION  STOCK       UNDERLYING     COMPENSA-   COMPENSA-
        PRINCIPAL POSITION             YEAR  SALARY ($)    BONUS ($)     ($)        AWARDS   OPTIONS/SARS (#)  TION/OPTION   TION
        ------------------             ----  ----------    ---------   --------    --------  ----------------  ----------   --------
------------------------------------------------------------------------------------------------------------------------------------
Justin Kwei, President                 2000       $0            $0          $0            0            0            0             0
                                       2001       $0            $0          $0            0            0            0             0
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Ernest Cheung, Secretary               2000       $0            $0          $0            0            0            0             0
                                       2001       $0            $0          $0            0            0            0             0
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Maurice Tsakok, Director               2000      $0            $0          $0            0            0            0              0
                                       2001      $0            $0          $0            0            0            0              0
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Carl Urich                             2000      $0            $0          $0            0            0            0              0
(Former President resigned)            2001      $0            $0          $0            0            0            0              0
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Edna Urich                             2000      $0            $0          $0            0            0            0              0
(Former Secretary resigned)            2001      $0            $0          $0            0            0            0              0
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Officers as a Group                    2000      $0            $0          $0            0            0            0              0
Secretary                              2001      $0            $0          $0            0            0            0              0
------------------------------------------------------------------------------------------------------------------------------------

SUMMARY COMPENSATION TABLE OF DIRECTORS
                                                  ANNUAL                    CONSULTING    NUMBER OF     SECURITIES
             NAME AND                             RETAINER      MEETING     FEES/OTHER  OPTION SHARES   UNDERLYING
        PRINCIPAL POSITION             YEAR       FEES ($)      FEES($)     FEES ($)     EXERCISED      OPTIONS/SARS (#)
        ------------------             ----       ----------    ---------     --------   -----------    ----------------
------------------------------------------------------------------------------------------------------------------------------------
Justin Kwei                            2000                $0            $0          $0            0            0
                                       2001                $0            $0          $0            0            0
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Ernest Cheung                          2000                $0            $0          $0            0            0
                                       2001                $0            $0          $0            0            0
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Maurice Tsakok                         2000                $0            $0          $0            0            0
                                       2001                $0            $0          $0            0            0
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Carl Urich                             2000                $0            $0          $0            0            0
(Former Director, resigned)            2001                $0            $0          $0            0            0
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Edna Urich                             2000                $0            $0          $0            0            0
(Former Director, resigned)            2001                $0            $0          $0            0            0
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Directors as a Group                   2000                $0            $0          $0            0            0
                                       2001                $0            $0          $0            0            0
------------------------------------------------------------------------------------------------------------------------------------

     During the Registrant's the current fiscal year, no executive officers and directors of the Registrant received compensation in the form of shares issued in lieu of salaries and fees from the Registrant. No other compensation was paid pursuant to a plan, no other type of compensation was paid, no director received compensation, and no termination of employment and change of control arrangements were implemented other than those set forth herein.

     Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires the Company's officers and directors and persons who own more than ten percent of the registered class of the Company's equity securities, file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors, and greater than ten percent stockholders are required by regulation to furnish to the Company copies of all Section 16(a) forms they file.

     The following persons failed to file forms on a timely basis during the past two fiscal years as required under Section 16(a) as follows:

                    Known Failure or Late Filings

                        Form 3          Form 4          Form 5
                        ------          ------          ------
1.  Carl Urich          1 in 2000*      0               2000

2.  Edna Urich          1 in 2000*      0               2000

3.  Mark Urich          1 in 2000       0               2000

* For a single transaction in each instance.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Notice to be signed on its behalf by the undersigned, thereunto duly authorized.



April 13, 2002                             The Link Group, Inc.



                                           by: /s/ Justin Kwei
                                               --------------------------------
                                               Justin Kwei, President